MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 27, 2016 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2016. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements") which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", “budget”, "project", "believe", "anticipate", "intend", "expect", "plan", “projects”, "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction, commissioning and operation of production facilities;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

•	the condition of the global economy;

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	delays in the construction, commissioning and operation of production facilities;

•	product development delays;

•	changes in the availability or price of labour and supplies;

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 200 issued patents worldwide, including 61 issued U.S. patents, and in excess of 380 additional patent applications, 57 of which are U.S. patent applications.

CONVERTIBLE NOTE

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of ITC Corporation Limited (“ITC” or the “Lender”), a company that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of approximately $1.93 million. The Note has a term of three years (the “Maturity Date”) and bears interest at 8% per annum. The Lender may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

Burcon has the right, before the Maturity Date, with notice as set out in the Note, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. Subject to the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of the common shares at a conversion price equal to the market price as defined in the Note. Financing costs related to this Note incurred up to March 31, 2016 have been recorded as deferred financing costs.

2015 RIGHTS OFFERING

On April 30, 2015, the Company completed a rights offering (the “2015 Rights Offering”) for 1,552,044 common shares at $2.26 per common share for gross proceeds of $3,507,620, with net proceeds of approximately $3.35 million. Burcon issued to each shareholder as of April 2, 2015 (the “2015 Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “2015 Rights”) for each common share held by such shareholder. Every twenty-two 2015 Rights entitled the holder thereof to purchase one common share in the Company for $2.26 per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including ITC, each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was over-subscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment. As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (the “2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the issuance of the 2015 Standby Warrants to the 2015 Guarantors was subject to shareholder approval. Burcon’s shareholders approved the issuance at the annual general meeting (the “AGM”) held on September 3, 2015. Burcon estimated the fair value of these warrants to be $279,817 using the Black-Scholes option pricing model and recorded the warrants, net of the derivative liability already recorded, as financing expense in the second quarter of fiscal 2016.

PRIVATE PLACEMENT

On January 22, 2015, Burcon completed a private placement of 660,000 common shares (“Placement”) at a price of US$2.50 per share for gross proceeds of US$1.65 million, or approximately C$2.04 million (based on the Bank of Canada US-CAD noon exchange rate of 1.23716 on January 22, 2015). The common shares sold in the Placement were subject to a four-month hold period that expired May 23, 2015.

2014 RIGHTS OFFERING

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for 1,860,276 common shares at $2.82 per common share for gross proceeds of $5,245,978, with net proceeds of approximately $5.0 million (the “2014 Rights Offering”). Burcon issued to each shareholder as of February 19, 2014 (the “2014 Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “2014 Rights”) for each common share held by such shareholder. Every seventeen 2014 Rights entitled the holder thereof to purchase one common share in the Company for $2.82 per common share.

Subject to certain conditions, three corporate shareholders (the “2014 Guarantors”), including ITC, each agreed to provide a standby guarantee (the “2014 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 930,138 common shares being issued under the 2014 Rights Offering. As the 2014 Rights Offering was over-subscribed, the 2014 Guarantors were not required to fulfill their respective obligations under the 2014 Standby Commitment. As consideration for the 2014 Standby Commitment, the Guarantors received share purchase warrants entitling the 2014 Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that are exercisable up to April 2, 2016 (the “2014 Standby Warrants”). In accordance with the policies of the TSX, the issuance of the 2014 Standby Warrants to the 2014 Guarantors was subject to shareholder approval. Burcon’s shareholders approved the issuance at the AGM held on September 10, 2014. Burcon estimated the fair value of these warrants to be $357,945 using the Black-Scholes option pricing model and recorded the warrants as financing expense when the warrants were issued.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Pursuant to the terms of the warrant certificates issued to the 2014 Guarantors of the 2014 Rights Offering, the exercise price and number of shares purchasable must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2015 Rights Offering, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the 2015 Record Date. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company recorded $7,118 during the year for this adjustment. In March 2016, ITC exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

The net proceeds from the rights offerings, private placement and convertible note have been used and will continue to be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies and pursue new related products; negotiating terms and securing a strategic alliance for the commercialization of Burcon’s pea protein extraction and purification technology; fund activities associated with Burcon’s obligations under the License and Production Agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”), for the commercialization of Burcon’s CLARISOY™ soy protein, filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; continued research and development of Burcon’s other protein extraction and purification technologies; and general and administrative expenses.

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the past year, the Winnipeg Technical Centre (“WTC”) focused on optimizing alternate and improved processes to produce Peazazz® pea protein, including testing various processing equipment. Our laboratory conducted testing and sensory evaluation on products produced from these new processes. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz® and provided significant quantities of samples to these partners. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

CLARISOY™

On March 31, 2011, Burcon signed a 20-year license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license. Burcon expects ADM’s full-scale commercial CLARISOY™ production facility to be operational by mid-2016.

Since March 4, 2011, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY™ portfolio is being produced, marketed and sold by this new business unit. Their marketing activities are supported by CLARISOY™ samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

ADM once again featured CLARISOY™ at the 2015 Institute of Food Technologists (“IFT”) Food Expo in Chicago, IL, demonstrating three products containing variations of CLARISOY™:

Caramel Coconut Cold Brew Coffee – a dairy-free ice-blended coffee containing 5g of soy protein and 5g of fiber; Iced Cinnamon Roll Protein Smoothie – a smoothie drink containing 17g of protein, where CLARISOY™ was the primary protein source, and 5g of fiber; and a Vegan Rich Vanilla Soft Serve – a lactose-free “ice-cream” containing 4g of protein where CLARISOY™ was the sole protein source. These products showcased CLARISOY™ as a dairy protein alternative that is a plant-based protein with a clean flavor profile.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

ADM launched a new CLARISOY™ variant, CLARISOY 170, at the 2014 IFT Food Expo in New Orleans. CLARISOY™ 170 is formulated to be ideal as a dairy protein replacement which could include neutral beverage applications with a pH of 7.0 or higher. In addition to CLARISOY™ 170, ADM was advertising numerous CLARISOY™ products at the IFT Food Expo, including CLARISOY™ 100, CLARISOY™ 110, CLARISOY™ 120, CLARISOY™ 150 and CLARISOY™ 180.

During the year, the WTC carried out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. During the year ended March 31, 2016, Burcon recorded royalty revenues of $106,390 (2015 - $105,387; 2014 - $94,724) comprised primarily of initial license fee payments recognized as royalty revenue. While Burcon expects ADM’s full-scale commercial CLARISOY™ production facility to be operational by mid-2016, the amount of sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the year ended March 31, 2016, Burcon received four U.S. patent grants, and continued the maintenance and prosecution of its patent applications.

Burcon currently holds 61 U.S. issued patents over its canola, soy and flax protein processing technologies and canola protein isolate applications, as well as patents covering composition of matter. In addition, Burcon has a further 57 patent applications currently filed with the U.S. Patent and Trademark Office.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 200 issued patents covering inventions that include the 61 granted U.S. patents. Currently, Burcon has over 380 additional patent applications that are being reviewed by the respective patent offices in various countries.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2016	2015	2014	2013	2012

Royalty income	106	105	95	30	-
General and administrative expenses	4,238	4,459	3,954	3,559	5,061
Research and development expenses	2,653	2,536	2,394	2,103	1,040
Loss from operations	(6,785)	(6,889)	(6,253)	(5,631)	(6,102)
Basic and diluted loss from operations per share	(0.19)	(0.21)	(0.20)	(0.18)	(0.20)
Interest, other income and foreign exchange gain	215	310	291	86	139
Loss for the year	(6,570)	(6,579)	(5,962)	(5,546)	(5,962)
Basic and diluted loss per share	(0.18)	(0.20)	(0.19)	(0.18)	(0.20)
Total assets	4,853	6,700	5,123	10,514	10,526
Net assets	4,112	5,792	4,323	9,746	9,387
Common shares outstanding (thousands)	35,833	34,145	31,625	31,625	29,993

RESULTS OF OPERATIONS

As at March 31, 2016, Burcon has not yet generated any significant revenues from its technology. For the year ended March 31, 2016, the Company recorded a loss of $6,569,776 ($0.18 per share), as compared to $6,579,424 ($0.20 per share) in fiscal 2015 and $5,961,545 ($0.19 per share) in fiscal 2014. Included in the loss amount are $914,302 (2015 - $731,448; 2014 - $538,640) of stock-based compensation (non-cash) costs, financing expense of $286,935 (2015 - $357,945; 2014 - $nil), unrealized foreign exchange gain of $44,237 (2015 - $118,642; 2014 - $nil), amortization of deferred revenue of $93,833 (2015 - $93,833; 2014 - $93,833), amortization of deferred development costs of $533,624 (2015 - $533,625; 2014 - $533,625), amortization of property and equipment of $126,348 (2015 - $150,329; 2014 - $150,570) and loss on disposal of property and equipment of $863 (2015, 2014 - $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(in thousands of dollars)

	Year ended March 31
	2016	2015	2014
Professional fees	1,777	2,056	1,927
Salaries and benefits	1,611	1,389	1,285
Financing expense	300	414	-
Office supplies and services	183	166	164
Investor relations	149	222	354
Other	125	119	106
Travel and meals	75	61	83
Management fees	15	29	32
Amortization of property and equipment	3	3	3
	4,238	4,459	3,954

Professional fees
(in thousands of dollars)

	Year ended March 31
	2016	2015	2014
Regulatory and intellectual property	1,603	1,833	1,718
Legal, audit and consulting	174	223	209
	1,777	2,056	1,927

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Patent costs decreased by about $230,000 as compared to last year, and $115,000 to fiscal 2014. The decrease is due to three patents entering national phase this year, as compared to seven last year, and five during fiscal 2014. Patent applications that enter national phase incur significant filing fees and disbursements in various countries. This was offset by increases in maintenance payments mostly for the soy portfolio and higher European registration fees this year as there were 5 patent applications that were granted in Europe this year, as compared to 3 last year, and none during fiscal 2014.

From inception, Burcon has expended approximately $13.9 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Consulting fees decreased due mainly to financial advisory services provided last year.

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $610,000 (2015 –$486,000; 2014 - $377,000). The higher expense is due to options granted this year and to options granted to a new director that had vested immediately.

The cash portion of salaries and benefits increased by about $98,000 as compared to last year and about $93,000 to fiscal 2014, due mainly to the hiring of an administrative employee, salary increases and to higher directors’ fees for more meetings held this year.

Investor relations

Investor relations expenses decreased by $73,000 and $190,000 over fiscal 2015 and fiscal 2014, respectively. Burcon incurred higher U.S. and European investor relations consultants’ fees during fiscal 2015 and 2014, as well as travel and fees related to a European roadshow during fiscal 2014.

Financing expense

As the 2015 Guarantors of the 2015 Rights Offering were not required to fulfill their obligations under the 2015 Standby Commitment, the change in the fair value of the derivative asset of $70,152 was recorded as financing expense after the closing of the 2015 Rights Offering. The 2015 Standby Warrants were also approved at the annual general meeting held in September 2015. Burcon estimated the fair value of the warrants to be $279,817 and has recorded the amount by which the fair value of the warrants exceeded the value of the derivative liability as financing expense.

In addition, $7,118 was recorded as financing expense for the adjustment to the exercise price and the number of warrants issued to the guarantors of the 2014 Rights Offering pursuant to the terms of the warrant certificates, as a result of the 2015 Rights Offering. The original estimated fair value of the 2014 Standby Warrants of $357,945 was recorded as financing expense after they were approved at the annual general meeting held in September 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(in thousands of dollars)

	Year ended March 31
	2016	2015	2014
Salaries and benefits	1,434	1,386	1,236
Amortization of deferred development costs	534	534	534
Laboratory operation	378	308	301
Amortization of property and equipment	124	147	148
Rent	91	88	85
Analyses and testing	73	65	70
Travel and meals	20	8	20
	2,654	2,536	2,394

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits is stock-based compensation expense of about $304,000 (2015 - $246,000; 2014 - $146,000). There was a decrease of about $10,000 and an increase of $41,000 in the cash portion of salaries and benefits as compared to last year and fiscal 2014, respectively, due to two employees being on leave this year and also during fiscal 2014.

Laboratory operation expenses increased by about $70,000 and $77,000 as compared to last year and fiscal 2014, respectively. Major equipment repairs undertaken contributed to the increase, as well as higher activity levels from the production of samples for potential partners for Peazazz® contributed to higher laboratory operation and lab supplies expenses.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at March 31, 2016, the Company had not earned significant revenues from its technology, had an accumulated deficit of $77.6 million (2015 - $71.0 million). During the year ended March 31, 2016, the Company incurred a loss of $6.6 million (2015 - $6.6 million; 2014 - $6.0 million) and has negative cash flow from operations of $4.9 million (2015 - $4.8 million; 2014 - $5.0 million). The Company has relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At March 31, 2016, the Company had cash and cash equivalents of $2.5 million. In May 2016, the Company completed a convertible note financing for $2.0 million. Together with the proceeds from the convertible note, management estimates these funds are sufficient to fund its operations through January 2017. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

During the year ended March 31, 2016, Burcon recorded royalty revenues of approximately $106,000 mostly from the recognition of previously deferred initial license fees received. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility and Burcon expects ADM’s first full commercial-scale CLARISOY™ production facility to be operational by mid-2016. However, the amount of royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the year ended March 31, 2016, was approximately $4,884,000, as compared to $4,820,000 last year. The increase of $64,000 is mainly attributed to a net increase in G&A and R&D salaries and travel and meal expenses of $89,000 and $26,000, respectively, increases in lab operation expenses of $70,000, lab testing of $8,000, office and other expenses of $23,000 and decreases in interest and other income of $38,000. These were offset by decreases in patent expenses of $230,000, investor relations expenses of $73,000, consulting, legal and audit expenses of $49,000, financing expenses of $42,000, management fees of $14,000 and realized foreign exchange gain of $18,000. The decrease in cash flows from the movement in non-cash working capital items is due mostly to timing and amount of patent legal fees and expenses in accounts payable balance as at March 31, 2016, 2015 and 2014.

At March 31, 2016, Burcon’s working capital was approximately $2.1 million (March 31, 2015 - $3.3 million). As at March 31, 2016, Burcon was not committed to significant capital expenditures, but was committed to about $104,000 of capital expenditures subsequent to the year-end. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $1.75 million in patent legal fees and disbursements for fiscal 2017.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, as well as the derivative asset and liability related to the Standby Commitment agreement.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing instruments with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.89% per annum (2015 –1.22% per annum; 2014 – 1.17% per annum) and the weighted average interest rate earned on short-term investments was 0.30% per annum (2015 – 0.3% per annum; 2014 – 1.45% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2016 is estimated to be a $25,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2016 was $701,748, all of which is due within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the derivative asset and liability was a level 3 fair value and was estimated based on the amount by which the Company could have settled its obligation under the 2015 Standby Commitment agreement in cash.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of those assets and liabilities.

Currency risk

Certain amounts of the Company’s cash and cash equivalents and all of the short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk of fluctuations in asset values and earnings arising from changes in the exchange rate between the Canadian dollar and the U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

OUTSTANDING SHARE DATA

As at March 31, 2016 and the date of this MD&A, Burcon had 35,832,750 common shares outstanding, 2,975,579 stock options that are convertible to an equal number of shares at a weighted average exercise price of $5.08 per share. As at March 31, 2016, Burcon had 503,262 share purchase warrants that are convertible to an equal number of common shares at a weighted average exercise price of $2.38 per share. As at the date of this MD&A, Burcon had 388,011 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.26 per share.

QUARTERLY FINANCIAL DATA
(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
	March 31,	December 31,	September 30,
	2016	2015	2015	June 30, 2015
Royalty, foreign exchange, interest and other income	35	104	169	14
Loss for the period	(1,610)	(1,667)	(1,540)	(1,752)
Basic and diliuted loss per share	(0.04)	(0.05)	(0.04)	(0.05)

	Three months ended
	March 31,	December 31,	September 30,
	2015	2014	2014	June 30, 2014
Royalty, foreign exchange, interest and other income	274	46	43	52
Loss for the period	(1,538)	(1,829)	(1,819)	(1,393)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.05)	(0.04)

Included in the first, second, third and fourth quarters of this year are $158,000, $169,000, $389,000 and $198,000 of stock-based compensation expense, respectively. Included in the loss in quarters one to four fiscal 2015 are about $101,000, $108,000, $374,000 and $148,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of fiscal 2016 and 2015 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the first and fourth quarters of this year are foreign exchange loss of $28,000 and $115,000, respectively. Included in the second and third quarter of this year are foreign exchange gains of $133,000 and $72,000, respectively. Included in the fourth quarter of last year is foreign exchange gain of $119,000. Included in the second quarter of last year and the first and second quarters of this year are non-cash financing expense of $358,000, $77,000 and $210,000, respectively. Included also in the loss of each quarter in the table above is $133,000 of amortization of deferred development costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a historical high of $605,000 in the fourth quarter of fiscal 2015, due mainly to patent applications that incurred significant European registration fees. They were also particularly high during the third quarter of fiscal 2015 of $514,000, due mostly to patent applications that entered national phase during that quarter.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the year ended March 31, 2016 is $74,667 (2015 - $70,224; 2014 - $63,721) for office space rental, and equipment rental.

For the year ended March 31, 2016, included in general and administrative expenses (management fees and financing expense) are $14,890 (2015 - $29,068; 2014 - $32,365) and $nil (2015 - $593; 2014 - $nil), respectively, for administrative services provided. At March 31, 2016, $130 (March 31, 2015 - $1,715) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2016, included in interest and other income is $16,702 (2015 - $21,812; 2014 - $12,895) for legal and accounting services provided by the Company. At March 31, 2016, $658 (March 31, 2015 - $818) of this amount is included in amounts receivable. Included in deferred financing costs are fees of $nil (2015 - $2,235; 2014 - $2,550) and included in share issue costs are fees of $1,410 (2015 - $615; 2014 - $nil) for administrative services provided directly for financings, of which $nil is included in accounts payable and accrued liabilities as at March 31, 2016 (2015 - $1,913).

During the year ended March 31, 2016, the Company issued warrants to ITC related to the 2015 Rights Offering and estimated the fair value to be $143,099. Of this amount $107,223, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense during the year. During the year ended March 31, 2015, the Company issued warrants to ITC related to the 2014 Rights Offering and recorded the estimated fair value of $183,053 as financing expense. An additional amount of $3,640 was recorded as financing expense during fiscal 2016 pursuant to the terms of the warrant certificates issued to the 2014 Guarantors. As noted above, ITC exercised its warrants from the 2014 Rights Offering to acquire 120,629 common shares in March 2016.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

The significant areas where management’s judgment is applied are in determining the fair value of stock-based compensation as well as the derivative asset and liability related to the Standby Commitment (see note 6 to the consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS IC.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 15 and IFRS 16 and the expected date of adoption. The Company does not expect any material impact from the adoption of the other standards.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

As the shares issued in the 2014 Rights Offering were registered in the United States, Burcon will no longer qualify as an EGC after March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2016 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2016 and concluded they are effective. They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2016 that could have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and ICFR.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2016 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Patents and proprietary rights – Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 200 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 61 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein. On December 17, 2015, Burcon announced that it expects ADM’s first full-scale commercial CLARISOY™ production facility to be operational by mid-2016. However, as at the date of this MD&A, Burcon has not been notified by ADM that the production facility is in operation. There can be no assurance that ADM will not experience delays in completing the construction, commissioning or operation of the facility. Burcon has been providing samples from the Peazazz® semi-works facility required by food and beverage companies to conduct full-scale, market evaluations of Peazazz® in their consumer products. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate significant revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Burcon must secure a strategic partner for producing Puratein® and Supertein® canola protein isolates. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Even if Burcon commercializes a product or products, its business strategy may not be successful. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Although Burcon is in discussions with potential partners for Peazazz® pea protein and Nutatein® canola protein isolate, no strategic alliance has yet been formed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $77.6 million from its date of incorporation through March 31, 2016. On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. However, Burcon reported minimal cash royalty revenue during fiscal 2015, fiscal 2016 and fiscal 2014. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $66.2 million from the sale or issuance of equity securities and $2.0 million from the issuance of a convertible note. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at March 31, 2016, Burcon had approximately $2.5 million in cash and cash equivalents. Together with the net proceeds of $1.93 million from the convertible note financing that completed subsequent to March 31, 2016, Burcon believes that it has sufficient capital to fund the current level of operations through January 2017. Although Burcon has sufficient funds to operate until January 2017, it will need raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. Although global financial markets have been in recovery, the inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended March 31, 2016, 2015 and 2014

Pea

Burcon’s goal is to identify additional multi-national food ingredient providers in an attempt to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.